

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2019

Andrew M. Rooke
Chief Executive Officer
ASV Holdings, Inc.
840 Lily Lane
Grand Rapids, MN 55744

> **Re: ASV Holdings, Inc..**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 29, 2019**
> **File No. 001-38089**

Dear Mr. Rooke:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures, page 26

1. Please amend your Form 10-K to include management's report on the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation S-K. In addition, we note that your Form 10-K/A filed on April 11, 2019 did not include the complete text of Item 8. In the requested amendment please include all items of Form 10-K as well as currently signed and dated certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery